UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28
20241-030 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F           ☐ Form 40-F

PETROBRAS ANNOUNCES REDEMPTION OF 5.999% GLOBAL NOTES DUE 2028

RIO DE JANEIRO, BRAZIL – August 27, 2026 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) has delivered notices of redemption to the holders of the outstanding 5.999% Global Notes due 2028 (the “Notes”).

Title of Security	ISIN	CUSIP	Common Code	Aggregate Principal Amount to be Redeemed
5.999% Global Notes due 2028	US71647NAW92	71647NAW9	N/A	US$1,080,945,000
	USN6945AAK36	N6945AAK3
	US71647NAY58	71647NAY5

The redemption date for the Notes will be September 25, 2026 (the “Redemption Date”).

The redemption price for the Notes will be the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (the “Make-Whole Amount”), plus in the case of each of clause (A) and (B) above, accrued interest on the principal amount of such Notes from July 27, 2026 to (but not including) the Redemption Date. The Make-Whole Amount will be determined and communicated to holders of the Notes on the third Business Day preceding the Redemption Date.

Payment on the Notes will be made prior to 3:00 pm New York City time, on the business day preceding the Redemption Date, by credit to the account of The Bank of New York Mellon, the trustee for the Notes (the “Trustee”), as paying agent for the Notes. The Trustee will cause funds to be paid to The Depositary Trust Company for further payment to its participants.

On the Redemption Date, the Make-Whole Amount, plus accrued interest, will become due and payable. Interest on the Notes will cease to accrue on and after the Redemption Date. Upon the redemption, the Notes and the related guaranty by Petrobras will be cancelled and any obligation thereunder extinguished.

PGF intends to fund the amounts necessary to redeem the Notes with available cash on hand.

For more information or if you have any questions regarding the redemption, please contact Petrobras’s investor relations department at petroinvest@petrobras.com.br.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A-PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Andre Gameiro Rua
Title: Attorney-in-fact

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney-in-fact

Date: August 27, 2026